Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant:
Mondelez International, Inc. (MDLZ)

Name of persons relying on exemption:
John Chevedden, Shareholder

Address of persons relying on exemption:
P.O. BOX 2673, Redondo Beach, CA 90278

These written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

John Chevedden does not beneficially

own more than $5 million of the class of subject securities, and this notice of exempt solicitation is therefore being provided on a voluntary basis.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.

April 10, 2025

Mondelez International

Please Support Item #7: Climate Lobbying Report

To Mondelez International Company Shareholders:

Vote FOR Item 7 at the Mondelez International Company’s (“Mondelez” or “MDLZ” or “the Company”) shareholder meeting on May 21, 2025.

The Proposal

The proposal asks Mondelez to prepare an annual report on the alignment of its direct and indirect lobbying (through third parties – trade associations, social welfare organizations, and other nonprofits that conduct public policy advocacy on their behalf) with the Company’s commitment to achieve net zero emissions across its full value chain by 2050.

RESOLVED: Shareholders of Mondelez request that the Board of Directors prepare a report, updated annually, describing whether and how Mondelez aligns its lobbying and policy influence activities, both direct and indirect (through trade associations and other organizations), with its net zero by 2050 goal.

Such disclosure, prepared at reasonable cost and excluding proprietary information, could at management’s discretion, describe the activities and positions analyzed, the criteria used to assess alignment, and external stakeholders consulted, if any.

For the following reasons, I urge MDLZ shareholders to vote FOR proposal 7:

•	Aiming to build a more sustainable snacking company that creates long-term value for its shareholders, Mondelez has committed to a 2050 net zero greenhouse gas emissions target across its full value chain. The company’s 2050 target and its near-term 2030 emissions target have received validation from the Science Based Targets Initiative (SBTi).[1]

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1 https://ir.mondelezinternational.com/news-releases/news-release-details/mondelez-internationals-near-term-2030-targets-and-2050-net-zero

•	However, Mondelez has acknowledged that achieving its net zero greenhouse gas emissions by 2050 goal will require a significant transformation of its business, capital investment, and the development of technologies that might not currently exist.[2]
•	The company’s existing disclosure of its lobbying and policy influence activities falls short of the proposal’s request. By responding to the proposal and disclosing how lobbying and policy influence activities are evaluated, MDLZ can demonstrate that it has a consistent lobbying strategy across the markets it operates in that aims to support the company’s ability to profitably meet its net zero by 2050 goal and avoid any reputational risks that could arise from misaligned activities.

•	MDLZ’ direct lobbying expenditures reflect that it has spent approximately $9 million on U.S. federal lobbying since 2014.[3] This does not include state-level lobbying expenditures, of which disclosure is uneven or absent, or the company’s dues or payments to trade associations that go towards lobbying.
•	Mondelez understands that climate change may adversely impact its operations and has acknowledged that cocoa, which is a critical raw material for MDLZ’s chocolate, biscuits, and baked snacks portfolio that represents approximately 80% of the company’s net revenue, is particularly sensitive to changes in climate.[4]
•	In complying with the EU’s Corporate Sustainability Reporting Directive (CSRD), likely by the year 2028, Mondelez will be required to disclose, with limited assurance, whether its lobbying efforts align with its publicly stated sustainability and climate commitments.
•	Mondelez has fallen behind peers, such as Unilever and General Mills, which are already providing shareholders with much more transparency about their climate-related public policy priorities and how these align with their strategic sustainability and climate-related goals.

To summarize, the analysis and reporting of MDLZ’s lobbying activities compared to its climate-related goals will:

1.	Provide additional information for investors to better assess whether the company’s policy influence activities are optimizing the use of corporate expenditures in furtherance of the company’s emissions reduction targets and its commitment to build a more sustainable snacking company[5].

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2 See pg. 21 of Mondelez International’s 2024 Form 10-K at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001103982/000110398225000030/mdlz-20241231.htm

3 https://www.opensecrets.org/orgs/mondelez-international/summary?id=D000067057

4 See pg. 21 and pg. 119 of Mondelez International’s 2024 Form 10-K at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001103982/000110398225000030/mdlz-20241231.htm

5 See letter from MDLZ’s Chair and CEO, Dirk Van de Put, on pg. 1 of MDLZ’s 2024 Proxy Statement at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001103982/000130817924000465/lmdlz2024_def14a.htm

2.	Enhance long-term shareholder value by contributing to the fulfilment of the company’s snacking made right strategy and by mitigating the reputational risks that could arise from misaligned policy influence activities or from the inefficient use of corporate funds.
3.	More clearly convey the company’s climate-related policy priorities to decision makers and regulators which enhances the company’s ability to profitably meet its commitment to achieve net zero emissions across its full value chain by 2050.

In addition, the proposal does not require nor suggest that Mondelez terminate its membership in trade associations, but rather that the company simply consider highlighting the policy influence activities conducted by trade associations that MDLZ belongs to which may be misaligned with the company’s strategy.

Analysis

i.	Changes in climate-related public policy will likely have an impact on MDLZ’s ability to meet its climate-related goals and deliver on its sustainable and mindful snacking strategy.

The U.S. Government’s interagency Fifth National Climate Assessment states that climate change has increased agricultural production risks by disrupting growing zones and growing days and that disruptions to food systems and supply chains within them are expected to increase. The report also states that these disruptions are projected to make some food items more expensive and less accessible.6

In response to this threat, Mondelez has set 2030 and 2050 GHG emissions reduction targets and acknowledged the three primary drivers of its carbon emissions: land-use change (including deforestation), emissions related to farming, and the use of fossil fuels. To achieve its net zero emissions goal, MDLZ aims to shift its ingredient supply chains away from sources involving deforestation, to focus on regenerative agriculture to restore degraded soils, and to avoid the use of fossil fuels. However, some public policies that are supportive of our company’s goals are facing political headwinds7 and others, such as the EU’s Common Agriculture Policy (CAP) which could help accelerate regenerative agriculture in the region8, are at critical junctures.

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6 https://nca2023.globalchange.gov/chapter/11/

7 State: https://www.courthousenews.com/judge-dismisses-in-part-us-chamber-of-commerce-lawsuit-over-california-climate-laws/ Federal: https://www.nytimes.com/2025/03/02/climate/trump-us-climate-policy-changes.html and International: https://www.ft.com/content/f5e59ab2-349b-42e5-ba3f-473f92684449

8 https://www.wbcsd.org/resources/sowing-change-eu-policy-opportunities-to-scale-regenerative-agriculture/

In its unsuccessful attempt to omit the resolution from this year’s proxy statement, Mondelez attempted to argue that the proposal is not otherwise significantly related to the company’s business. MDLZ argued that the $9 million it has spent just on federal lobbying since 2014 is insignificant when compared to its business operations without considering the exponential impact that such expenditures can have on a company’s business operations through public policies or incentives. Although modest in comparison to MDLZ’s total operating revenue, its annual federal lobbying expenditures – ranging from $600,000 to $1 million since 20209 – can have an outsized impact in shaping policies that directly support its long-term business strategy. For example, the Inflation Reduction Act, enacted in 2023, allocated $19.5 billion over five years to promote climate-smart agricultural practices10, including regenerative farming methods that Mondelez has identified as essential for the company's aims to mitigate climate change impact and reverse biodiversity loss11. By engaging in policy advocacy, MDLZ helps safeguard and expand critical federal incentives or regulations that can benefit its agricultural supply chain, reinforcing the strategic value of even relatively small lobbying expenditures.

In its most recent annual report, MDLZ stated that its ability to achieve goals or targets related to sustainability matters are subject to evolving regulatory requirements and to the availability of suppliers that can meet the company’s ambitions12. It is therefore imperative for long-term shareholders of MDLZ that the company more transparently disclose how it both currently conducts and intends to conduct its lobbying and policy influence activities in support of its climate-related goals which are closely tied to our company’s long-term business success.

ii.	MDLZ can demonstrate that it has a consistent lobbying strategy in support of the company’s ability to meet its climate-related commitments.

MDLZ’s Governance, Membership, and Sustainability Committee (GMSC) oversees our company’s ESG policies and programs related to corporate citizenship, social responsibility and public policy issues. At least once a year, MDLZ management reports to the GMSC on the company’s government relations strategies, lobbying activities, and political contributions. Further, in its latest publicly available response to the CDP, MDLZ indicates that there is close coordination between the company’s Corporate and Government Affairs and Impact teams to ensure that external policy engagement activities reflect the company’s sustainability goals13.

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9 https://www.opensecrets.org/federal-lobbying/clients/summary?cycle=2024&id=D000067057

10 https://www.usda.gov/about-usda/news/press-releases/2023/02/13/biden-harris-administration-announces-availability-inflation-reduction-act-funding-climate-smart

11 https://www.foodmanufacture.co.uk/Article/2024/06/03/How-Mondelez-is-defining-regenerative-farming/

12 See Macroeconomic and Industry Risks on pg. 20 of Mondelez International’s 2024 10-K at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001103982/000110398225000030/mdlz-20241231.htm

13 https://www.mondelezinternational.com/assets/Snacking-Made-Right/SMR-Report/2023/Mondelez_International_CDP_Response_2023.pdf

Shareholders welcome that, in its opposition statement, MDLZ states that it has a robust process in place to oversee the company’s lobbying activities and expenditures that promote alignment with its sustainability goals. However, the company has not disclosed how this process leads to the identification of public policies and regulations that could influence its emissions related goals or what criteria the GMSC considers when it assesses the alignment of MDLZ’s lobbying activities with its emissions related goals. MDLZ has only disclosed a very brief description of the company’s process to ensure that its external lobbying and engagement activities are consistent with the company’s environmental commitments, such as its net zero emissions across the company’s full value chain by 2050. In comparison, competitors such as General Mills14 and Unilever15 have provided much more transparency to their shareholders on their processes and oversight of external lobbying and engagement activities.

iii.	MDLZ’s lobbying disclosure has fallen behind that of its peers

In addition to General Mills16 and Unilever17, which have both more transparently disclosed how its policy influence activities align or misalign with their strategic climate and sustainability-related goals, other large-cap companies with similar iconic consumer brands to those that Mondelez owns, such as Apple18, Delta Airlines19, PepsiCo20, and Honeywell21 have issued climate policy statements, provided ample disclosures of their policy influence activities, or produced climate policy alignment reports. Unilever has provided industry leading transparency with its disclosure of the company’s priority climate policy areas, the company’s internal oversight of its climate policy engagement, and how it seeks to assess the alignment of the industry associations that the company is a member of. Examples of additional companies producing leading reports include BP22, Microsoft23, CSX24, Ford Motor Company25, GM26, and Shell.27

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14 https://www.generalmills.com/how-we-make-it/building-strong-communities/civic-involvement/civic-policy

15 See Unilever’s response to item C12.3 of the 2023 CDP Climate Change Questionnaire on pg. 340-343 at https://www.unilever.com/files/unilever-cdp-climate-change-questionnaire-2023.pdf

16 https://www.generalmills.com/how-we-make-it/building-strong-communities/civic-involvement/public-policy-engagement

17 https://www.unilever.com/files/unilever-climate-policy-engagement-review.pdf

18 See pg. 69-73 of Apple’s 2024 Environmental Progress Report at https://www.apple.com/environment/pdf/Apple_Environmental_Progress_Report_2024.pdf and Apple’s disclosure to item 4.11 in its 2024 CDP Climate Change Questionnaire at https://www.apple.com/environment/pdf/Apple_CDP-Climate-Change-Questionnaire_2024.pdf

19 https://esghub.delta.com/content/esg/en/2023/2023-climate-lobbying.html

20 See the ’Lobbying Practices Related to Climate Change’ section at https://www.pepsico.com/our-impact/esg-topics-a-z/public-policy-engagement-political-activities-and-contribution-guidelines

21 https://investor.honeywell.com/static-files/8fcf82b8-9576-4cd0-a555-a75883618f71

22 https://www.bp.com/en/global/corporate/sustainability/our-approach-to-sustainability/policy-and-advocacy.html

23 https://www.microsoft.com/en-us/corporate-responsibility/public-policy-engagement

24 https://www.csx.com/share/wwwcsx15/assets/File/About_Us/CSX-Industry-Association-and-Climate-Review-final.pdf

25 https://corporate.ford.com/content/dam/corporate/us/en-us/documents/reports/Political-Disclosure-Report-2023.pdf

26 https://investor.gm.com/static-files/210fa676-989e-4703-a4a5-8ff5bc5599a3

27 https://reports.shell.com/climate-and-energy-transition-lobbying-report/2023/

A 2022 report from the Interfaith Center on Corporate Responsibility surveyed lobbying alignment reports from over 70 global companies and identified key elements of best practice which include a published annual review of a company’s own climate lobbying and that of its trade associations and disclosure of actions taken to address any identified misalignments with Paris Goals or the company’s climate policy positions.28 One critically important disclosure best practice described in the report for companies with climate or GHG reduction targets is that such companies should describe their strategies for how their policy/lobbying/public influence aligns and supports their climate goals and commitments. This includes articulating the policy pathway for any climate transition plans, when relevant. The report further indicates that, in line with best practice, many companies have produced climate lobbying reports which assess the alignment between company positions on climate change policy and the positions and lobbying of their key trade associations on such policy-related issues. In accordance with a company’s stated policy for addressing important misalignments, some have disclosed decisions to withdraw from trade associations when such misalignments are not rectified over a period of time.29

* * *

Shareholders are urged to vote FOR Item 7, the proposal requesting that Mondelez International annually conduct an evaluation and issue a report describing if and how Mondelez is aligning its lobbying and policy influence activities and positions, both direct and indirect, with its net-zero emissions by 2050 target across its full chain.

Sincerely,

John Chevedden

Shareholder

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28 https://www.iccr.org/reports/leading-lobbying-practices-to-drive-1-5c-policy-action/

29 https://www.eenews.net/articles/exxon-leaves-oil-lobbying-group-over-climate-differences/